Brass Knuckle Brewing

Business Plan

Presented by:

Kyle Lenke

3420 N Wickham rd

Melbourne, Florida 32935

(Proposed Location)

3214827535

brassknucklebrews@gmail.com



I. Executive Summary

Brass Knuckle Brewing (referred to from here on in as the "Company") is intended to be established as a Limited Liability Company at 3420 N Wickham rd with the expectation of rapid expansion in the craft beer industry. The Company solicits financial backing in order to introduce its new product and service.

Business Description

The Company shall be formed as Limited Liability Company under Florida state laws and headed by Kyle Lenke

Kyle Lenke:

Certified Beer server by the Cicerone certification program

Six years of home brewing experience

Product

The Company's primary product will be craft beer:

Our beer packs a punch! We combine our brewing experience and beer knowledge to produce high quality and innovative beers. The company will be utilizing traditional beer styles and our interests in experimental brewing to push the flavor envelope. We have a no fear mentality when creating recipes so far as to brew a garlic beer that people loved and claimed tasted like a liquid garlic bread! We have had success in small group tastings and a music event. With our beer we intend to create a unique and unforgettable beverage experience. Any beer recipe or product listed in or referred to in this business plan is owned by the company, who will be the proprietor. We will introduce our products in a multi-phased schedule with constant sales evaluation and product performance appraisal. In our first phase we will introduce our four core/flagship beers:

- Anthem-Amber Ale
- Old Man's Money-Oatmeal Pale Ale
- Jukebox Ipa-American IPA
- Treble Hef-German Hefeweizen

Accompanying these four core beers in phase one, we will also refine and serve various one-off recipes which will develop into seasonal and special released products for in taproom and to-go purchasing. Our second phase will consist of a seasonal release schedule/events, framework recipes that will have a consistent base with variable flavors such as our Milkshake IPA or Cobbler Brown ale offering range to individual styles, and merchandising products. Our third phase will be concentrated on growth and expansion. Expanding into the local market with limited distribution of our core/flagship products holds the intention to attract our target market to our main place of operations. After enough profitability and success we intend to open a second/larger location to supply the demand for our product.

 **(Example Merch)**

 **(Example Merch)**

Funding Request

The company is asking for $250,000 paid back with a loan market value return on investment. Our intended use for the funds would be aimed towards equipment, property leasing, construction, licensing, supplies, utilities, and taproom furnishings outlined in the finance section.

II.   Business Summary
Industry Overview

The craft beer industry is a constantly evolving culture. Craft beer trends are refined and innovated by creative passionate brewers all over the world. The craft breweries that are currently operating have a tendency to be very involved in their communities through philanthropy, production donations, volunteerism, and sponsorship of events. This aspect of the industry is something that we firmly believe in and will implement to build with our community and strengthen our customer relations. According to the Brewers Association the economic impact for craft breweries in 2018 contributed $79.1 billion to the U.S. economy and more than 550,000 jobs. Florida specifically had an economic impact of $3,624,761,000, ranking 5th in the U.S. in 2018.[1]

Business Goals and Objectives

Short Term Goals:

- Build/construct a one of a kind craft brewery and taproom
- Refine and produce outstanding flagship beer recipes
- Participate in local events
- Establish ourselves in the Brevard County community

Long Term Goals:

- Create a positive craft beer culture
- Strengthen the community through our products, sponsored events, and philanthropy
- Expand our customer base to reach to extend outside Brevard, including distribution
- Create equal employment opportunities for people who are enthusiastic about our product

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[1] https://www.brewersassociation.org/statistics-and-data/economic-impact-data/

- Develop business relationships/partnerships including local distribution
- Grow our production with different monthly, quarterly, and annual targets
- Sustainability-installing solar energy along with other initiatives to go green

III.   Marketing Summary

Target Markets

Our target markets are customers who are enthusiastic about craft beer in our taproom and local distribution to bars/restaurants. According to the 2020 census of Brevard county, of the 535,641 residents 471,340 are of drinking age and able to legally enjoy our products.[2] Market studies show that the average American spends about $708 annually on craft beer.[3] With the popularity of craft beer growing and the amount of residents in the county turning legal drinking age accompanied with tourism rates the potential for a successful customer base is strong.

Competition

Of the over 300 breweries in Florida, Brevard currently has 9 operating craft breweries and 3 in planning. The existing breweries are generally spread apart. In terms of direct

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[2] https://suburbanstats.org/population/florida/how-many-people-live-in-brevard-county

[3] https://www.myrecipes.com/news/how-much-americans-spend-on-craft-beer

competition, the other companies not only have enough space between them to not interfere with one another's business, but there is a strong communal bond between them.


Playalinda Brewing Company - Hardware...
Playalinda Brewing Company - Brix Project
Chill brewpub with...
Port St John
Sharpes
Cape Canaveral Air Force Station
Florida Beer Company
Dirty Oar Beer Company
Cocoa Beach Brewing Company
Brewpub with a beer...
Rockledge
River Lakes Conservation Area
Charlie & Jake's Brewery Grille
BBQ, American eats &...
Intracoastal Brewing Company
Local brewery for...
BeachFly Brewing Company
Deer Park
Hell 'n Blazes Brewing Company
(Existing breweries in Brevard county)


Cocoa West
Lake Poinsett
Indian River
Banana
OCEANFRONT
SEACREST BEACH
Rockledge
Merritt Island
Cocoa Beach
Banana River
Aquatic
Preserve
River Lakes
Conservation
Area
Patrick AFB
South Patrick
Shores
Palm Shores
3420 North
Wickham Road
Indian
Harbour Beach
Indialantic
Melbourne
West
Melbourne
Melbourne
Beach
Palm Bay
Indian River

The location proposed is on Wickham rd, which is a very busy road that stretches through a long section of Brevard county. The commercial space that the company intends to lease is 1100 sq ft and priced at $2,795.83 monthly which would be $33,550 annually in a 5 year lease accumulating to $167,750 total contract for rent. The 1100 sq ft will be divided up for adequate spacing for production in the brewhouse of 480 sq ft and 620 sq ft going towards the taproom, 2 single stall bathrooms, a cold room, and an office.

Services

Using our experience in brewing, passion for craft beer, and beer style innovations we will produce unique and exceptional beer. Although beer will be our primary source of revenue, we intend to host several services and events including but not limited to a cycling club, run club, yoga classes, and beer festivals to generate revenue and provide a fun, healthy, and communal culture for our customers.

IV.   Financial Plan
12 Month Profit and Loss Projections

The unit of measurement referred to hereafter as "bbl" will be used to denote 1 barrel of beer(product) which is equal to 31 gallons of beer.With the intended 3 bbl system one batch would yield 93 gallons per brew day. This would amount to 744 pints per batch. If we set the average price of a pint at $6.36, with a proportional cost per batch variable if some recipes require more expensive ingredients/techniques, given Florida's 6% sales tax an entire batch sold would net $4,464 our company pre production. Factoring in the average industry cost of production at approximately $220, post production cost revenue would be projected at $4,244 per batch. If we intend to sell an entire batch per week, we would need to sell 106 pints of said batch per day. With the proposed space and monthly cost of operation, which is broken down in a later section, we would need to sell 1127 beers monthly to fund the company and break even.On a two week fermentation schedule 312 bbl/9,672 gallons/77,376 pints a year on 2 week fermentation schedule has the potential to net $464,256 in revenue before cost of operation being $131,040 (outlined in projected monthly expense section) deducted with $333,216 as potential annual profit.

Intended Use of Loan Funds
- Quoted 3 Bbl system/equipment from Stout Tanks- $74,680.14
- First year rent for proposed location with negotiable resign terms-$33,550
- Permanent CMB license(license to brew and produce malt beverages)-$3,000
- Inspection and plan review from Brevard health department- $30
- Melbourne business tax receipt- $50(annual fee variable based on number of employees)
- Cold room storage-6x12' AmeriKooler from Culinary depot $5,432.43
- Kegs- 54 kegs(1/2bbl size) from beverage factory $6,383.34
- Supplies/ingredients-Estimated $15,600 annually on two week fermentation schedule
- Construction/Build out- Conditional
- Contractors-Conditional
- Furnishings-Conditional
- Tap system- wall mount component $307, drip tray glass rinser $243, 12 beer faucets $420
- Can Seamer- Oktober Can Seamers $2,400
- Merchandiser Fridge-$892
- 175,957.91 known total, remaining funds will be divided up to total 250,000

- Keg washer- $640

Projected Monthly expenses for salaries and overhead

Monthly Payment to bank per requested loan- $1,250 (estimated variable based on rate)
Utilities-$1,000
Ingredients- Estimated $1,760-brewing four times a week every two weeks
Rent-$2,795.83
Payroll-Starting wages $6 an hour(little higher than minimum wage for a bartender), 5 days a week 7 hours a day equates to $10,920 annually per employee, $910 per month
Self Salary- $39,000 annually/ $3,250 monthly/ $1,625 bi-weekly
$10,920-monthly estimated cost
$131,590 annual cost of business

Projected Revenue and sales

With projected maximum sales potential at $464,256 (post taxes) would be 312 bbl of product sold in a year.

Projected gross profit

With our projected annual revenue at $464,256 and annual estimated cost of business at $131,590 the company would stand to gain $332,666 as profit from the main product.

First year in business

During the company's first year of business, we will use the aforementioned data outlined in this business plan to implement the multi phased product/sales strategy. Constant evaluation of the company's product sales will ensure the secure of the projected revenue. The profit generated during this first year of business will be allocated between the two owners with a majority going back into the business, business account, and loan/investment payouts.

Operating Schedule

Weekdays M/T/W/Th/F 4pm-10pm

Saturday 11am-11pm

Sunday 12pm-9pm

Total operating hours per week 51 hours

References

1-https://www.brewersassociation.org/statistics-and-data/economic-impact-data/

2-https://suburbanstats.org/population/florida/how-many-people-live-in-brevard-county

3-https://www.myrecipes.com/news/how-much-americans-spend-on-craft-beer